UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

On March 18, 2018, KLA-Tencor Corporation, a Delaware corporation (“KLA-Tencor”), Tiburon Merger Sub Technologies Ltd., a company organized under the laws of the State of Israel and an indirect wholly owned subsidiary of KLA-Tencor (“Merger Sub”), and Orbotech Ltd., a company organized under the laws of the State of Israel (“Orbotech”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, the acquisition of Orbotech will be accomplished through a merger of Merger Sub with and into Orbotech (the “Merger”) with Orbotech surviving the Merger.

Pursuant to the terms of the Merger Agreement, and subject to the terms and conditions set forth therein, at the effective time of the Merger (the “Effective Time”), each ordinary share of Orbotech (the “Orbotech Shares”) issued and outstanding immediately prior to the Effective Time (other than shares of Orbotech Common Stock owned by KLA-Tencor, Orbotech, or any direct or indirect wholly owned subsidiary of KLA-Tencor or Orbotech immediately prior to the Effective Time) will be cancelled and extinguished and automatically converted into the right to receive a combination of (A) $38.86 in cash, without interest plus (B) 0.25 of a validly issued, fully paid and nonassessable share of the common stock of KLA-Tencor, par value $0.001 per share (“KLA-Tencor Common Stock”).

The Board of Directors of KLA-Tencor and the Board of Directors of Orbotech (the “Board”) have approved the Merger and the Merger Agreement. The transaction is subject to customary closing conditions of transactions between public United States and Israeli companies, including the absence of certain legal impediments, the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, clearance or approval by certain other antitrust or competition authorities in other jurisdictions, the effectiveness of a registration statement on Form S-4 registering the shares of KLA-Tencor Common Stock to be issued in connection with the Merger, approval by the holders of a majority of the Orbotech Shares voting at a meeting (the “Shareholder Approval”) and approval by certain Israeli governmental authorities. The transaction is not subject to any financing condition.

The Merger Agreement contains customary representations, warranties and covenants of Orbotech, KLA-Tencor and Merger Sub, including, without limitation, those described herein.

Orbotech and KLA-Tencor have each agreed to carry on their respective businesses in all material respects in the ordinary course in substantially the same manner as heretofore conducted until the earlier of the termination of the Merger Agreement and the Effective Time.

In addition, Orbotech has agreed not to (and not to authorize or permit any of its representatives to), directly or indirectly, solicit, initiate, knowingly encourage, facilitate or induce the making, submission or announcement of an acquisition proposal. Orbotech has also agreed not to furnish non-public information to, or, subject to certain exceptions, participate or engage in negotiations with, third parties regarding an acquisition proposal. Notwithstanding these restrictions, prior to the receipt of the Shareholder Approval, Orbotech may under certain circumstances provide non-public information to and participate in negotiations with third parties with respect to unsolicited bona fide written acquisition proposals.

Prior to obtaining the Shareholder Approval, the Board may, among other things, change its recommendation that the shareholders approve the Merger Agreement or terminate the Merger Agreement to enter into a definitive written agreement providing for a superior proposal, subject to complying with notice and other specified conditions, including negotiating with KLA-Tencor in good faith modifications to the terms and conditions of the Merger Agreement and the payment of a termination fee of $125 million.

The Merger Agreement contains certain termination rights for both KLA-Tencor and Orbotech, including, among others, the right of (i) Orbotech to terminate the Merger Agreement in order to enter into a definitive written agreement for an acquisition proposal that constitutes a superior proposal and (ii) KLA-Tencor to terminate the Merger Agreement as a result of the Board changing its recommendation that shareholders approve the Merger Agreement. The Merger Agreement also provides that under specified circumstances (including those in the immediately preceding sentence), Orbotech may be required to pay KLA-Tencor a termination fee of $125 million.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 99.1 and incorporated by reference herein. We encourage you to read the Merger Agreement for a more complete understanding of the transaction. The Merger Agreement has been attached as an exhibit to this report to provide investors and security holders with information regarding its terms. It is not intended to provide any factual information about KLA-Tencor, Merger Sub or Orbotech.

This report on Form 6-K, including the exhibit attached hereto, is filed with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394, Registration No. 333-169146 and Registration No. 333-207878) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

No Offer or Solicitation

This communication is being made in respect of a proposed business combination involving KLA-Tencor and Orbotech. This document does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements as defined in the Securities Exchange Act of 1934 and is subject to the safe harbors created therein. These forward-looking statements involve risks and uncertainties that could significantly affect the expected results of the proposed transaction and are based on certain key assumptions. Due to such uncertainties and risks, no assurances can be given that such expectations will prove to have been correct, and readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. The forward-looking statements contained herein include, but are not limited to, the manner in which the parties plan to effect the transaction, including the share repurchase program; the ability of KLA-Tencor to raise additional capital necessary to complete the repurchase program within the time frame expected; the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the parties’ ability to complete the transaction considering the various closing conditions, including conditions related to regulatory and Orbotech shareholder approvals; the plans, strategies and objectives of management for future operations; product development, product extensions, product integration, complementary product offerings and growth opportunities in certain business areas; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing. Actual results may differ materially from those referred to in the forward-looking statements due to a number of important factors, including but not limited to the possibility that expected benefits of the transaction may not materialize as expected; that the transaction may not be timely completed, if at all; or that KLA-Tencor may not be able to successfully integrate the solutions and employees of the two companies or ensure the continued performance or growth of Orbotech’s products or solutions.

In addition, other risks that KLA-Tencor faces include those detailed in KLA-Tencor’s filings with the Securities and Exchange Commission, including KLA-Tencor’s annual report on Form 10-K for the year ended June 30, 2017 and quarterly report on Form 10-Q for the quarter ended December 31, 2017. Other risks that Orbotech faces include those detailed in Orbotech’s filings with the Securities and Exchange Commission, including Orbotech’s annual report on Form 20-F for the year ended December 31, 2017.

Additional Information and Where to Find It

The proposed transaction will be submitted to the shareholders of Orbotech for their consideration. KLA-Tencor intends to file with the SEC a Registration Statement on Form S-4 that will include a preliminary prospectus with respect to KLA-Tencor’s common stock to be issued in the proposed transaction and a proxy statement of Orbotech in connection with the merger of an indirect subsidiary of KLA-Tencor with and into Orbotech, with Orbotech surviving. The information in the preliminary proxy statement/prospectus is not complete and may be changed. KLA-Tencor may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The proxy statement/prospectus will be provided to the Orbotech shareholders. KLA-Tencor and Orbotech also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document that KLA-Tencor or Orbotech may file with the SEC in connection with the proposed transaction. Investors and security holders of KLA-Tencor and Orbotech are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when they become available) and other documents filed with the SEC by KLA-Tencor, on KLA-Tencor’s Investor Relations page (ir.KLA-Tencor.com) or by writing to KLA-Tencor, Investor Relations, 1 Technology Drive, Milpitas, CA 95035 (for documents filed with the SEC by KLA-Tencor), or by Orbotech, on Orbotech’s Investor Relations page (investors.Orbotech.com) or by writing to Orbotech Ltd., Investor Relations, 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel (for documents filed with the SEC by Orbotech).

EXHIBITS

Exhibit #	Description

99.1	Agreement and Plan of Merger, dated as of March 18, 2018, by and among KLA-Tencor Corporation, Tiburon Merger Sub Technologies Ltd., and Orbotech Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Alon Rozner

Alon Rozner
Corporate Vice President and Chief Financial Officer

Date: March 21, 2018